Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Chubb Limited (CB)
Name of persons relying on exemption: As You Sow® and Green Century Capital Management Inc
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Chubb Limited (CB)
Vote Yes: Item #15 – Scope 3 Emissions Disclosure

Annual Meeting: May 16, 2024

CONTACT: Danielle Fugere | dfugere@asyousow.org

SUMMARY

The Intergovernmental Panel on Climate Change has concluded that immediate and significant emissions reductions are required of all market sectors to stave off the worst consequences of climate change.1 Underscoring this goal, 2023 was the hottest year on record, and global weather-related catastrophes have followed. As noted by the World Property and Casualty Insurance Report 2022, economic losses from climate change have seen an increase of 250% over the last three decades and these losses are strongly driven by natural catastrophes and strengthened by climate change.2 The same report notes that only 8% of property and casualty (P&C) re/insurers are adequately prepared for its impacts by having climate resilience embedded into their business model.3

The insurance industry faces climate-related liabilities on two fronts: investment risk on the asset side of the balance sheet, and underwriting risk, particularly in property and casualty lines, on the liability side.4 As global temperatures have increased, annual insured losses from natural catastrophes routinely approach $100 billion in the U.S., compared to $4.6 billion in 2000.5 Swiss Re reports that 2023 saw insured natural catastrophe losses reach $108 billion in the U.S., continuing the trend of 5% to 7% annual growth in insured losses since 1994, with losses set to double within the next ten years.6

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1 https://www.ipcc.ch/report/ar6/syr/downloads/report/IPCC_AR6_SYR_FullVolume.pdf p.20

2 https://www.sogeti.com/globalassets/reports/wirpandc_2022final.pdf?__FormGuid=cb7ec9d7-5c97-4ae4-bc45-06da925a1235&__FormLanguage=en&__FormSubmissionId=fd673bba-1ce2-4614-b45f-a47317823729 p.3

3 https://www.sogeti.com/globalassets/reports/wirpandc_2022final.pdf?__FormGuid=cb7ec9d7-5c97-4ae4-bc45-06da925a1235&__FormLanguage=en&__FormSubmissionId=fd673bba-1ce2-4614-b45f-a47317823729 p.5

4 https://www.spglobal.com/esg/insights/climate-risks-for-insurers-why-the-industry-needs-to-act-now-to-address-climate-risk-on-both-sides-of-the-balance-sheet

5 https://www.iii.org/table-archive/20922

6 https://www.swissre.com/press-release/New-record-of-142-natural-catastrophes-accumulates-to-USD-108-billion-insured-losses-in-2023-finds-Swiss-Re-Institute/a2512914-6d3a-492e-a190-aac37feca15b

2024 Proxy Memo Chubb Limited | Scope 3 Emissions Disclosure

Despite growing risk, U.S. insurers, including Chubb, remain highly exposed to high carbon industries like oil, gas, coal, and utilities. In 2019, the U.S. insurance industry invested $582 billion in fossil fuel related activities, an increase from $519 billion in 2018.7 Emissions facilitated by insurance companies that underwrite and invest in high-carbon companies add to global climate impacts.

This Proposal asks Chubb to disclose the greenhouse gas (GHG) emissions from its underwriting, insuring, and investment activities. Measuring its insured and financed emissions is a first step toward reducing its growing climate risk and the Company’s contribution to climate change.

The Partnership for Carbon Accounting Financials has released guidance on measuring invested and insured emissions.8 The Science Based Target initiative also released a document addressing the methodologies for calculating insured emissions and setting reduction targets.9 Increasing numbers of Chubb’s peers are beginning the iterative process of calculating emissions from investment portfolios and insurance premium activities.

Pressure is mounting for the insurance sector to use its considerable leverage to measure and disclose greenhouse gas emissions associated with insurance, underwriting, and investments, as a first step to adopting net zero greenhouse gas emissions goals and aligned transition plans. Chubb is a leading insurer and investor in fossil fuels, and thus has responsibility for a significant amount of Scope 3 financed and insured emissions. Yet, it has not begun disclosing emissions associated with these activities. Meanwhile, many of Chubb’s peers are beginning the process of calculating emissions from insurance and investment activities and are adopting net zero goals.

Without measuring and disclosing its insured and invested emissions, neither Chubb nor its investors have insight into the full range of the Company’s greenhouse gas emissions, its associated climate risk and contributions, nor its progress on decarbonization, especially in relation to other insurers. The Company’s failure to measure and disclose emissions from its insuring and underwriting activities indicates to investors that Chubb may not be fully acknowledging the risks associated with climate change and its own contribution to that risk.

We urge a “Yes” vote on this Proposal.

THE RESOLUTION

BE IT RESOLVED: Shareholders request that Chubb issue a report, at reasonable cost and omitting proprietary information, disclosing the GHG emissions from its underwriting, insuring, and investment activities.

SUPPORTING STATEMENT: As necessary and at management discretion, Chubb can initially base reporting on reasonable emissions estimates and provide a timeline for disclosures.

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7 https://www.spglobal.com/esg/insights/climate-risks-for-insurers-why-the-industry-needs-to-act-now-to-address-climate-risk-on-both-sides-of-the-balance-sheet

8 https://carbonaccountingfinancials.com/

9 https://sciencebasedtargets.org/resources/files/SBTi-Insurance-Industry-Brief-Publication.pdf

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2024 Proxy Memo Chubb Limited | Scope 3 Emissions Disclosure

RATIONALE FOR A YES VOTE

1.	Chubb faces growing climate-related financial and regulatory risk associated with its underwriting, insurance, and investment activities.

2.	Chubb does not provide shareholders with sufficient analysis and disclosure of the emissions related to its insurance and underwriting activities.

3.	Chubb is falling behind peers in addressing the climate impact of its insuring and underwriting activities and has not adequately responded to shareholders’ climate-related expectations.

DISCUSSION

1.	Chubb faces growing climate-related financial and regulatory risk associated with its underwriting, insurance, and investment activities.

According to The World Property and Casualty Insurance Report 2022, only 8% of property and casualty (P&C) re/insurers are adequately prepared for climate impacts by having climate resilience embedded into their business models.10 Chubb similarly acknowledges that:

“[C]limate change and resulting changes in global temperatures, weather patterns, and sea levels may both increase the frequency and severity of natural catastrophes and the resulting losses in the future and impact our risk modeling assumptions”11 and “The increasing impact of climate change could affect our cost of claims, loss ratios, and financial results.”12

Yet, despite the growing material financial impacts of climate-related catastrophes, Chubb helps fuel climate change through its insurance and underwriting activities in the fossil fuel sectors. Ceres reports that in 2019 Chubb invested $57 billion in fossil fuel-related assets, ranking Chubb as the sixth largest investor in fossil fuels out of the top 16 property and casualty insurers.13 Chubb was also named amongst the world’s biggest providers of fossil fuel insurance by Insure Our Future in 2023.14

Underscoring growing climate risk to the insurance industry, some insurers have begun pulling out of risky regions. As large swathes of the U.S. become uninsurable, Chubb faces growing risk from regulations designed to address the climate-related insurance crisis.15 Chubb acknowledges that climate-related laws, regulations, and legal actions are beginning to affect insurers:

“A variety of governments and regulators have adopted or are in the process of adopting climate change and greenhouse gas emissions disclosure requirements for which Chubb and certain of its individual subsidiaries are or will be subject to in the future… New reporting standards, regulations and requirements with various aims and goals could expose us to legal, regulatory, investor and other stakeholder scrutiny, and customers that disagree with our actions or reporting on climate change may determine not to do business with us, all of which may adversely affect our business, reputation and results of operations.”16

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10 https://www.sogeti.com/globalassets/reports/wirpandc_2022final.pdf?__FormGuid=cb7ec9d7-5c97-4ae4-bc45-06da925a1235&__FormLanguage=en&__FormSubmissionId=fd673bba-1ce2-4614-b45f-a47317823729 p.5

11 https://www.sec.gov/ix?doc=/Archives/edgar/data/896159/000089615924000003/cb-20231231.htm p.22

12 https://www.sec.gov/ix?doc=/Archives/edgar/data/896159/000089615924000003/cb-20231231.htm p.26

13 https://www.ceres.org/sites/default/files/reports/2023-08/Changing%20Climate%20for%20the%20Insurance%20Sector_%20Research%20and%20Insights.pdf p.21

14 https://global.insure-our-future.com/wp-content/uploads/sites/2/2023/11/IOF-2023-Scorecard.pdf p.12

15 https://report.firststreet.org/9th-National-Risk-Assessment-The-Insurance-Issue.pdf p.4

16 https://www.sec.gov/ix?doc=/Archives/edgar/data/896159/000089615924000003/cb-20231231.htm p.27

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2024 Proxy Memo Chubb Limited | Scope 3 Emissions Disclosure

Currently, the federal government is increasing scrutiny of climate impacts across a range of issues that could impact insurance providers. For instance, in June 2023, the U.S. Senate Budget Committee launched an investigation into major insurers’ support of new fossil fuel projects, including Chubb’s. The Committee sought information related to how insurance companies assess climate risks when making underwriting and investment decisions.17 In California, where Chubb reduced its coverage significantly in in 2021,18 new regulations are emerging in response to insurers pulling back coverage due to escalating climate disasters.19

In addition, in January 2024, a federal decision was made to halt approvals of all new and expanding LNG export terminals until the U.S. Department of Energy updates its analysis of project impacts on climate and local communities.20 Chubb was found to be insuring the new and expanding liquefied natural gas plants in the U.S. despite their predicted methane emissions and significant environmental justice concerns.21 Chubb and its subsidiaries were found to be delivering insurance to Freeport LNG and Rio Grande LNG in Texas, Cameron LNG in Louisiana, Tacoma LNG in Washington.22 Tacoma LNG has been paused due to the January 2024 Biden administration decision to halt approvals of all new and expanding LNG export terminals until the U.S. Department of Energy updates its analysis of the projects’ impacts on climate and local communities.23

McKinsey & Company advises insurers to consider the environmental impact of their investments, just as banks and asset managers are doing, and develop a plan to shift significant portions of their portfolios to help facilitate a decarbonized economy.24 In addition to long-term climate risk reduction benefits, such a shift can help insurers align with increasingly likely regulatory policies and incentives.25

Until Chubb measures and discloses its full range of Scope 3 emissions, it fails to assure investors that it is adequately addressing its climate risk and taking action to reduce its contribution to climate change. Once Chubb has assessed the source of its emissions, it can begin taking action to reduce associated climate risk and align its emissions with the global 1.5oC Paris goal. Such disclosures will also assure investors that the Company is addressing climate risk.

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17 https://www.reinsurancene.ws/senate-budget-committee-launches-investigation-into-insurance-companies-climate-risk-evaluation-fossil-fuel-support/

18 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/chubb-pulling-back-sharply-in-california-ceo-blames-price-inadequacy-67294343

19 https://sfstandard.com/2023/09/21/california-insurance-crisis-newsom-orders-prompt-regulatory-action-after-insurers-retreat/

20 https://www.ran.org/wp-content/uploads/2024/02/RAN_LNG_2024_vF.pdf p.9

21 https://www.ran.org/wp-content/uploads/2024/02/RAN_LNG_2024_vF.pdf

22 https://www.ran.org/wp-content/uploads/2024/02/RAN_LNG_2024_vF.pdf p.4-9

23 https://www.ran.org/wp-content/uploads/2024/02/RAN_LNG_2024_vF.pdf p.9

24 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

25 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

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2024 Proxy Memo Chubb Limited | Scope 3 Emissions Disclosure

2.	Chubb does not provide shareholders with sufficient analysis and disclosure of the emissions related to its insurance and underwriting activities.

Currently, Chubb does not measure or disclose the vast majority of its greenhouse gas emissions. It discloses only Scope 1 and 2 emissions from its offices and electricity use, while ignoring what is likely 99% of its emissions associated with its insuring, underwriting, and investment activities. According to a McKinsey analysis, for a typical P&C insurer, the insurance underwriting portfolio accounts for roughly 50% of total enabled emissions, and the investment portfolio accounts for the other half of total emissions.26 Chubb fails wholesale to measure and disclose emissions associated with either its insurance or investment portfolios.

Measuring insured and invested emissions is possible. The Partnership for Carbon Accounting Financials (PCAF) has launched a global accounting standard to measure greenhouse gas emissions associated with insurance underwriting portfolios; PCAF also includes methodologies pertaining to emissions associated with investments.27 The Science Based Targets initiative recently released a scoping document on available methodologies for measuring insurance-related emissions. SBTi underscores that not only PCAF, but the Chief Risk Officers (CRO) Forum, and the Poseidon Principles for Maritime Insurance have all released methodologies addressing emissions measurement for certain insurance sectors.28

Despite access to such methodologies, Chubb has not measured or disclosed the emissions associated with its insurance or investment activities. Chubb has voiced concerns about the adequacy of the PCAF methodology for measuring its insured and invested emissions, as well as problems with data availability. However, its reasoning does not hold up under scrutiny. PCAF notes that its standard can be applied to more than 70% of the global property and casualty primary insurance market, and the PCAF working group aims to extend its scope even further.29

Achieving a baseline for relevant Scope 3 emissions for any type of company is an iterative process; the norm in climate reporting is for companies to begin the process of disclosing their climate impact via emissions measurement and accounting in the areas that present the highest carbon emissions and thus the most risk. Given the focus on these areas -- including fossil fuels, vehicles, and utilities -- more extensive data is available for these sectors.

As an example of the iterative approach, large U.S. banks first established a commitment to measure and disclose their insured emissions, starting with their most carbon-intensive portfolios such as auto-manufacturing and oil and gas and energy. After having developed and/or adopted available measurement methodologies, banks began measuring and disclosing emissions for their highest carbon sectors; year-on-year most have also begun measuring emissions and setting reduction targets for additional sectors within their portfolios. The Institutional Investor Group on Climate Change (IIGCC) supports this iterative process, stating that:

Companies typically begin reporting Scope 3 emissions by focusing on the most material categories and/or those for which they have the best data. Data and methodologies tend to be refined over time, leading to re-statement by reporting companies. Companies will also start to include additional categories over time, which results in higher overall Scope 3 numbers.30

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26 https://www.mckinsey.com/industries/financial-services/our-insights/insurance/net-zero-underwriting-in-p-and-c-and-the-growth-at-stake; SBTi is in alignment with this finding, https://sciencebasedtargets.org/resources/files/SBTi-Insurance-Industry-Brief-Publication.pdf p.10

27 https://carbonaccountingfinancials.com/files/downloads/pcaf-standard-part-c-insurance-associated-emissions-nov-2022.pdf

28 https://sciencebasedtargets.org/resources/files/SBTi-Insurance-Industry-Brief-Publication.pdf p.18-21

29 https://carbonaccountingfinancials.com/en/newsitem/pcaf-launches-the-global-ghg-accounting-and-reporting-standard-for-insurance-associated-emissions

30 https://139838633.fs1.hubspotusercontent-eu1.net/hubfs/139838633/2024%20resources%20uploads/IIGCC_Investor-approaches-to-scope-3_Final_Jan-2024.pdf p.15

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2024 Proxy Memo Chubb Limited | Scope 3 Emissions Disclosure

Only by measuring and disclosing GHG emissions can investors have confidence that a company understands the full range of its emissions and associated climate risk and is taking action to address that risk and reduce its contribution to climate change along the timeline laid out by climate science.

As discussed below, other insurance companies have begun to measure and disclose their insured and invested emissions demonstrating that it is not only possible, but feasible and necessary.

A study in the journal Nature emphasizes that if companies’ emissions “are not evaluated against a common, and as early as practicable, base year, it is not possible to compare their actions-to-date against climate goals and it becomes virtually impossible to ensure actions are on target with the Paris goals.”31 Only by measuring and disclosing GHG emissions year over year can investors have confidence that sufficient climate action is being taken by their company to reduce risk along the timeline laid out by climate scientists.

3.	Chubb is falling behind peers in addressing the climate impact of its insuring and underwriting activities and has not adequately responded to shareholders’ climate-related expectations.

It is becoming the norm for companies exposed to carbon intensive industries, including the insurance industry, to disclose their climate impact via emissions measurement and accounting. Twenty insurers have committed to measure and disclose the GHG emissions associated with their investments via the PCAF methodology. Six of these insurers, including Swiss Re: have already disclosed baselines for these Scope 3 insured emissions. Others not on this list, such as Travelers,32 AIG,33 and Munich Re34 have also begun to disclose their investment related emissions.

A number of insurers have begun to measure their insurance-related emissions, many of them following the PCAF methodology. This includes Swiss Re35, a.s.r. 36, Achmea37, NN Group38, and Fidelis MGU.39 Additionally, Allianz40, Aviva41, and Generali42 have committed to baselining insurance associated emissions so as to align insured emissions with limiting emissions to net zero by 2050.

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31 https://www.nature.com/articles/s41467-022-31143-4

32 https://sustainability.travelers.com/iw-documents/sustainability/Travelers_TCFDReport2022.pdf p.34

33 https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/aig-esg-report_2022.pdf p.32

34 https://www.munichre.com/content/dam/munichre/contentlounge/website-pieces/documents/MunichRe-Sustainability-Report_2022.pdf/_jcr_content/renditions/original./MunichRe-Sustainability-Report_2022.pdf p.37

35 https://www.swissre.com/sustainability/approach/metrics-targets/climate-metrics-insurance.html

36 https://www.asrnl.com/-/media/files/asrnederland-nl/duurzaam-ondernemen/ratings-en-benchmarks/2022-climate-report-asr.pdf p.29

37 https://www.achmea.nl/-/media/achmea/documenten/duurzaamheid/achmeanl_documenten_en/achmea-climate-transition-plan-december-2023.pdf p.62

38 https://www.nn-group.com/sustainability/taking-climate-action.htm p.39

39 https://www.fidelismgu.com/content/dam/fidelis/mgu/sustainability/esg-presentation-2023/2023%2010%20Fidelis%20ESG%20Presentation%20MGU%202023.pdf.downloadasset.pdf p.8

40 https://www.allianz.com/content/dam/onemarketing/azcom/Allianz_com/sustainability/documents/Allianz_Group_Sustainability_Report_2022-web.pdf p.92

41 https://www.aviva.com/sustainability/reporting/climate-related-financial-disclosure/ p.24

42 https://www.generali.com/sustainability/our-commitment-to-the-environment-and-climate p.15

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2024 Proxy Memo Chubb Limited | Scope 3 Emissions Disclosure

Lloyd’s marketplace for insurance and reinsurance is developing processes with Moody’s Analytics to aid in the quantification of GHG emissions across underwriting and investment portfolios, following PCAF methodology. This is in response to the UK’s Streamlined Energy and Carbon Reporting framework which will require many insurers to report their GHG emissions.43 Chubb has insurance operations in the U.K.44

AIG has also begun the process of ascertaining its carbon exposure baseline for its underwriting activities. It estimates that its underwriting portfolio makes up 48% of its total GHG emissions, compared to 51% from investments. The company reports that it engaged a third-party consultancy to help estimate absolute and intensity emissions within its underwriting portfolio.45 It also breaks out percentages of emissions for the underwriting portfolio by sector, with utilities being the largest at 27.8%.46

Chubb’s refusal to begin measuring and disclosing its emissions means that it is falling behind peer insurers while leaving investors in the dark. As importantly, until it understands its own greenhouse gas emissions, it cannot effectively create a plan to reduce those emissions and reduce its climate-related risk.

RESPONSE TO CHUBB’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

“Chubb shares the proponents’ objective to limit warming to 1.5°C in order to avoid the most dangerous impacts of climate change and has been actively working to support this goal. However, we have previously provided extensive public reporting explaining why the disclosure of Scope 3 emissions provides no meaningful basis to evaluate Chubb’s actions to address climate change or manage our climate-related risk.”

-	There is strong consensus amongst global institutions that in order to reach the Paris Agreement’s 1.5°C Celsius goal, it is necessary to undertake a broad scale accounting process to ensure that anthropogenic emissions do not overtake this goal. Every company must take responsibility for the emissions it produces through its business activities, including the indirect emissions which its business facilitates. As discussed above, limiting Chubb’s focus to Scope 1 and 2 emissions from its offices and electricity use, while ignoring the likely 99% of the emissions associated with its insuring, underwriting, and investing activities, will do little to achieve the global net zero goal.

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43 https://www.lloyds.com/about-lloyds/media-centre/press-releases/lloyds-and-moodys-to-develop-an-emissions-accounting-solution-through-the-lloyds-lab

44 https://www.chubb.com/uk-en/about-us-uk/company-details.html

45 https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/aig-esg-report_2021.pdf.coredownload.pdf%20 p.39

46 https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/aig-esg-report_2021.pdf.coredownload.pdf%20 p.40.

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2024 Proxy Memo Chubb Limited | Scope 3 Emissions Disclosure

“We do not believe that greenhouse gas (GHG) emissions produced by our clients can be calculated with any methodological validity or that such calculations would alter our approach to engagement with high-emitting industries to promote the net-zero transition.”

•	As discussed in Section 2 above, industry-informed frameworks exist for measuring and modelling insured and invested emissions. Many other insurers have begun using the PCAF methodology or processes based on PCAF with the company’s own changes made clear. To wait until emissions measurement techniques are perfect would mean that no company would begin to disclose emissions, and the data quality issue would not resolve itself. Investors assume that Chubb will focus first on the areas which contribute most significantly to its portfolio emissions, and that it is not an all or nothing process.

•	Forbes notes that financial institutions’ measurement of GHG emissions in their portfolios can strengthen their ESG strategies by allowing identification of hard to abate sectors. It also states that even without a single global standard of measurement, financial institutions should still start preparing their emissions data as a process that will include first identifying data gaps and then analyzing how to address them.[47]

•	The imperfect state of climate data must not impede action. PCAF acknowledges this but states that estimates or proxies may be used and that companies can address this, for instance, by reporting data quality scores alongside their emissions and has established a 1-5 scale to rank the type of data used. This approach recognizes that data quality is not perfect or imperfect, but that data limitations should not prevent insurers from starting their net zero underwriting journey. It is expected that data quality will improve over time, especially as more companies participate in measuring and disclosing their emissions.[48]

•	As an example, NN Group gives a disclaimer about data quality and the methodology used for calculating its insurance associated emissions.[49] Some banks also provide disclaimers on their financed and/or invested emissions measurements to help make sense of any external factors that may affect emissions outcomes. Chubb can choose to provide context for shareholders about the Company’s doubts and other factors influencing insured and invested emissions. Such qualitative additions can be very helpful to investors, and should not be a reason to not report all together.

•	Another example of how financed and insured emissions measurement can be transparent, despite ongoing changes in data or quantification processes, is demonstrated by banks. Citi Bank writes a disclaimer of how company valuation changes impact its financed emissions measurement in the energy sector and notes that its baselines are likely to change as more data becomes available or is improved over time.[50] This shows how a company can assess emissions and be transparent, even if data and quantification methodologies are improving over time.

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47 https://www.forbes.com/sites/deloitte/2021/12/15/measuring-up-financial-institutions-and-emissions/

48 https://www.moodysanalytics.com/articles/2023/insurance-associated-ghg-emissions-the-pcaf-measurement-standard

49 https://www.nn-group.com/sustainability/taking-climate-action.htm p.37

50 https://www.citigroup.com/rcs/citigpa/storage/public/taskforce-on-climate-related-financial-disclosures-report-2022.pdf p.58

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2024 Proxy Memo Chubb Limited | Scope 3 Emissions Disclosure

•	IIGCC also notes that it is not unusual for companies to change or correct their strategy for measuring Scope 3 emissions. “As companies across value chains improve their emissions reporting capabilities, it is typical to see changes in the way they calculate their emissions. . . These changes in calculation methodology usually require companies to re-baseline if they generate material differences to the base year emissions . . . it is also typical to see companies move from making their own scope 3 estimations towards using numbers reported by counterparties, as reporting across the value chain improves.”[51] As long as such changes in calculations are made transparent to investors, this type of iterative process is important to start now.

“…many of our clients are not currently required to report their GHG emissions to government authorities and therefore may not have data that they are able, or willing, to provide to Chubb.”…“We will be subject to the SEC rule, and we believe it is best for the Company to build the SEC climate disclosure rule into its strategy without the constraints of this proposal, which was formulated when the SEC rule was not public.”

•	The purpose of this proposal is not to ask for information that will already be reported to government entities. Rather, it is to: seek information beyond what is currently required by regulation, provide investors with decision-useful information, and show climate leadership through voluntary disclosure.

•	Chubb can also use its resources and relationships with its clients to help incentivize clients to disclose their emissions and aid Chubb in its Scope 3 data collection.

“Proponents’ premise is that insurers’ disclosure of Scope 3 emissions will lead to Scope 3 targets, which, in turn, will lead to reductions in Scope 3 emissions across the global economy. Yet proponents provide no evidence that this causal link exists.”

•	This argument misses the point of the proposal. Only through the disclosure of emissions year-over-year can investors understand the scope of Chubb’s emissions and whether it is reducing those emissions in line with global Paris goals. Such disclosure and any associated emission reductions creates accountability and allows a better assessment of Chubb’s contributions to climate change, its climate risk, and the impact of any climate related actions over time. Further, once emissions are assessed, a company can set Scope 3 targets, which help drive forward action. Proponent has never taken the position that measurement necessarily leads to adoption of Scope 3 targets, but such targets cannot be effectively adopted without first measuring emissions.

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51 https://139838633.fs1.hubspotusercontent-eu1.net/hubfs/139838633/2024%20resources%20uploads/IIGCC_Investor-approaches-to-scope-3_Final_Jan-2024.pdf p.15

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2024 Proxy Memo Chubb Limited | Scope 3 Emissions Disclosure

“… as the Institutional investor Group on Climate Change (IIGCC) notes in a recent discussion paper, “Scope 3 accounting and target-setting at portfolio or fund level may not lead to real-world outcomes that help to reduce climate change.”

•	This quote is from a paper which discusses the importance and materiality of Scope 3 emissions, and the full quote begins with “Ultimately, it is important to recognise that the purpose of scope 3 data, even for one entity, is not to assign emissions ownership but to assess its carbon exposure…”[52] This underscores the real world importance of carbon emission disclosures. The paper referenced also states that “Scope 3 emissions are an essential part of understanding an individual company’s impact on climate change…By understanding the value chain emissions of portfolio companies, investors can better identify and prioritise engagement on decarbonization.”[53]

“As detailed in our 2023 Sustainability Report and 2023 TCFD Report, the Company has identified the high-emitting, transition-exposed industries where we have underwriting exposures, and we are developing science-based underwriting criteria that require our insureds to take tangible actions in their operations addressing their risk that we expect will result in near-term GHG emissions reductions.”

•	The Proponents applaud Chubb’s movement forward on its Climate+ Program, its Methane Resource Hub, and underwriting criteria for gas production in conservation areas. However, without a quantitative baseline of emissions for its activities, it is unclear how Chubb can substantiate emission reductions or ultimately, alignment with Paris Agreement goals. Emissions baselining, inventory, and disclosure are the accountability mechanisms used to show progress.

•	By not measuring and disclosing emissions, Chubb is avoiding accountability for whether it is successful in reducing its GHG emissions. Chubb states that it is “developing science-based underwriting criteria that require our insureds to take tangible actions in their operations” and that it expects this “will result in near-term GHG emissions reductions.” Investors support Chubb’s statement that it requires emissions reduction action from clients. Only by measuring and reporting its emissions will Chubb be able to demonstrate how successful this action is over time.

•	While Chubb states that it will be undertaking important client engagement work with gas extractors, without understanding the scale of its client base, or what percentage the industry represents in its overall emissions, it is unclear whether this policy is fundamental to Chubb’s climate progress or simply an exercise that affects only a small subset of clients.

“Moreover, for any large commercial insurer like Chubb, its Scope 3 emissions will span a vast range of economic activities, including activities with little direct GHG emissions, high emitting activities that are subject to significant transition risks, high-emitting activities that do not have significant transition risks, and activities that help to reduce emissions in the real economy.”

•	Of course, Chubb’s coverage and investing spans a wide range of economic activities, but as the Company notes above, it is capable of making commonsense judgments about which sectors are emissions heavy and should be the focus of initial measurement efforts. Such an analysis will give Chubb and investors further clarity into which sectors it might then set targets for and will assist in measuring its success in reducing emissions.

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52 https://139838633.fs1.hubspotusercontent-eu1.net/hubfs/139838633/2024%20resources%20uploads/IIGCC_Investor-approaches-to-scope-3_Final_Jan-2024.pdf p.13

53 https://139838633.fs1.hubspotusercontent-eu1.net/hubfs/139838633/2024%20resources%20uploads/IIGCC_Investor-approaches-to-scope-3_Final_Jan-2024.pdf p.21

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2024 Proxy Memo Chubb Limited | Scope 3 Emissions Disclosure

•	While the Proponents understand that this is a complex task, IIGCC notes that it is normal for companies to measure Scope 3 emissions as an iterative process: “Companies typically begin reporting scope 3 emissions by focusing on the most material categories and/or those for which they have the best data. Data and methodologies tend to be refined over time, leading to re-statement by reporting companies. Companies will also start to include additional categories over time, which results in higher overall scope 3 numbers.”[54] IIGCC further states that “Scope 3 emissions can be considered a good proxy for transition risk in most cases. It calls attention to the reality that companies can be – and typically are – exposed to climate transition risks across their broad value chains.”[55]

CONCLUSION

Vote “Yes” on this Shareholder Proposal. Chubb’s underwriting and investing activities are climate-intensive, the Company has failed to begin the process for measuring either its insured or invested emissions and is lagging peers. We urge a “Yes” vote on this resolution.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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54 https://139838633.fs1.hubspotusercontent-eu1.net/hubfs/139838633/2024%20resources%20uploads/IIGCC_Investor-approaches-to-scope-3_Final_Jan-2024.pdf p.15

55 https://139838633.fs1.hubspotusercontent-eu1.net/hubfs/139838633/2024%20resources%20uploads/IIGCC_Investor-approaches-to-scope-3_Final_Jan-2024.pdf p.12

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